Aames 2001-3

Mortgage Pass-Through Certificates

Series 2001-3

REO Report for March 25, 2002 Distribution
REO Report - Mortgage Loans that Become REO During Current Distribution
SUMMARY			LOAN GROUP

Total Loan Count = 1			Loan Group 1 = Group 1 Group; REO Book Value = Not Available
Total Original Principal Balance = 40,000.00			Loan Group 2 = Group 2 Group; REO Book Value = Not Available
Total Current Balance = 39,986.50
REO Book Value = Not Available

REO Book Value reported corresponds to total REO loans, including loans that become REO during current distribution.

Loan Number	Original	Stated		Current	State &
&	Principal	Principal	Paid to	Note	LTV at	Original	Origination
Loan Group	Balance	Balance	Date	Rate	Origination	Term	Date

500487 1	40,000.00	39,986.50	Aug-01-01	11.250%	TN - 80.00%	360	Jun-29-01

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